SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

               For the ten months ended:  December 31, 1994

                                      OR

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934  [NO FEE REQUIRED]

             For the transition period from __________ to __________

                  Commission file number:        1-5442
                                          ---------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              GENERAL INSTRUMENT (PUERTO RICO), INC. SAVINGS PLAN
                  -------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        General Instrument Corporation
            ------------------------------------------------------
            (Exact name of registrant as specified in its charter)

            Delaware                                13-3575653
            -------------------------------         -------------------
            (State or other jurisdiction of         (I.R.S. Employer
             incorporation or organization)          Identification No.)

                181 West Madison Street, Chicago, Illinois 60602
                ------------------------------------------------
                   (Address of principal executive offices)
                                  (Zip Code)

                                 (312) 541-5000
             ---------------------------------------------------
             (Registrant's telephone number, including area code)

GENERAL INSTRUMENT (PUERTO RICO), INC. SAVINGS PLAN

Financial Statements as of and for the Ten-Month
Period Ended December 31, 1994 and Supplemental
Schedules as of and for the Ten-Month Period Ended
December 31, 1994 and Independent Auditors' Report

GENERAL INSTRUMENT (PUERTO RICO), INC. SAVINGS PLAN

TABLE OF CONTENTS




INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:

 Statement of Net Assets Available for Benefits as of
  December 31, 1994, with Fund Information

 Statement of Changes in Net Assets Available for Benefits for the Ten-Month Period Ended December 31, 1994, with
  Fund Information

 Notes to Financial Statements for the Ten-Month Period
  Ended December 31, 1994

SUPPLEMENTAL SCHEDULES:

 Item 27a -Schedule of Assets Held for Investment Purposes as of December 31, 1994

 Item 27d - Schedule of Reportable Transactions for the
  Ten-Month Period Ended December 31, 1994

Note:        Supplemental Schedules are included for filing with the
     Annual Return on Form 5500. Supplemental Schedules not included herein are omitted due to the absence of conditions under which they would be required.

INDEPENDENT AUDITORS' REPORT


Administrative Committee
General Instrument (Puerto Rico), Inc. Savings Plan:

We have audited the accompanying statement of net assets available for benefits of General Instrument (Puerto Rico), Inc. Savings Plan (the "Plan") as of December 31, 1994, and the related statement of changes in net assets available for benefits for the ten-month period then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 1994, and the changes in net assets available for benefits for the ten-month period then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1994 and (2) reportable transactions for the ten-month period ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules and fund information are the responsibility of the Plan's Administrative Committee. Such supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/Deloitte & Touche
- -----------------------
Deloitte & Touche

Parsippany, New Jersey
June 19, 1995

GENERAL INSTRUMENT (PUERTO RICO), INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
AS OF DECEMBER 31, 1994


                 Fund
              Information

                                                                                                     Vanguard
                General                                                                 Vanguard    World Fund-
              Instrument   Vanguard                                                      World        Intern-
              Corportion Investment               Index     VMMR      VFISF   Vanguard  Fund-U.S      ational
                Common     Contract  Wellington    500     Federal    GNMA      STAR     Growth       Growth    Un-
              Stock Fund     Trust      Fund    Portfolio Portfolio Portfolio   Fund    Portfolio    Portfolio  allocated   Total
              ---------- ----------  ---------- --------- --------- --------- --------  ---------   ----------  --------- ---------
ASSETS:
Investments,   $ 123,322   $ 28,388    $ 79,862  $ 55,636    $9,791   $22,365 $ 22,131   $ 12,869   $   22,647   $      -  $377,011
at fair value

Contributions
receivable:

  Employees        1,412      3,306       9,662     6,818     1,317     3,039    3,173      1,556        1,906          -    32,189
  Employer        14,633          -           -         -         -         -        -          -            -     18,045    32,678
              ---------- ----------  ---------- --------- --------- --------- --------  ---------   ----------  --------- ---------
    Total
    assets       139,367     31,694      89,524    62,454    11,108    25,404   25,304     14,425       24,553     18,045   441,878

LIABILITIES:
  Accrued
  liabilities        167        167         167       167       167       167      167        167          167          -     1,503
              ---------- ----------  ---------- --------- --------- --------- --------  ---------   ----------  --------- ---------
NET ASSETS
AVAILABLE
FOR BENEFITS   $ 139,200   $ 31,527    $ 89,357  $ 62,287  $ 10,941  $ 25,237 $ 25,137   $ 14,258   $   24,386   $ 18,045 $ 440,375
              ========== ==========  ========== ========= ========= ========= ========  =========   ==========  ========= =========

See notes to financial statements.

GENERAL INSTRUMENT (PUERTO RICO), INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
TEN-MONTH PERIOD ENDED DECEMBER 31, 1994

                    Fund
                 Information
                General                                                                 Vanguard    World Fund-
              Instrument   Vanguard                                                      World        Intern-
              Corportion Investment               Index     VMMR      VFISF   Vanguard  Fund-U.S.      ational
                Common     Contract  Wellington    500     Federal    GNMA      STAR     Growth       Growth    Un-
              Stock Fund     Trust      Fund    Portfolio Portfolio Portfolio   Fund    Portfolio    Portfolio  allocated   Total
              ---------- ----------  ---------- --------- --------- --------- --------  ---------   ----------  --------- ---------
CONTRIBUTIONS:
  Employees    $  10,508   $ 31,831   $ 91,733   $ 61,616  $ 12,505  $ 25,692  $25,476   $ 15,758   $   20,596   $      -  $295,715
  Employer       124,329          -          -          -         -         -        -          -            -     18,045   142,374
  Other                -          -        893        298         -       893        -        447          447          -     2,978
              ---------- ----------  ---------- --------- --------- --------- --------  ---------   ----------  --------- ---------
 Net contri-
 butions         134,837     31,831     92,626     61,914    12,505    26,585   25,476     16,205       21,043     18,045   441,067
              ---------- ----------  ---------- --------- --------- --------- --------  ---------   ----------  --------- ---------
INVESTMENT
INCOME:
  Interest             -        616          -          -         -         -        -          -            -          -       616
  Dividends            -          -      1,924      1,068      183       629    1,003        134          272          -     5,213
  Net gain
   (loss) on
   investments     4,331          -     (1,749)      (359)       -      (358)    (983)       287         (810)         -       359
              ---------- ----------  ---------- --------- --------- --------- --------  ---------   ----------  --------- ---------
   Net
   investment
   income          4,331        616        175        709       183       271       20        421         (538)         -     6,188
              ---------- ----------  ---------- --------- --------- --------- --------  ---------   ----------  --------- ---------
   Total
   additions     139,168     32,447     92,801     62,623    12,688    26,856   25,496     16,626       20,505     18,045   447,255
              ---------- ----------  ---------- --------- --------- --------- --------  ---------   ----------  --------- ---------
DISTRIBUTIONS        592        387        586         -        410       202        -          -            -          -     2,177

ADMINISTRATIVE
EXPENSES           1,252        533        792        589       302       323      359        271          282          -     4,703
              ---------- ----------  ---------- --------- --------- --------- --------  ---------   ----------  --------- ---------
   Total
   deductions      1,844        920      1,378        589       712       525      359        271          282          -     6,880

TRANSFER
(TO) FROM
OTHER FUNDS        1,876          -     (2,066)       253    (1,035)   (1,094)       -     (2,097)       4,163          -         -
              ---------- ----------  ---------- --------- --------- --------- --------  ---------   ----------  --------- ---------
NET ASSETS
AVAILABLE
FOR BENEFITS,
END OF
PERIOD         $ 139,200   $ 31,527   $ 89,357   $ 62,287  $ 10,941  $ 25,237 $ 25,137   $ 14,258   $   24,386   $ 18,045  $440,375
              ========== ==========  ========== ========= ========= ========= ========  =========   ==========  ========= =========

See notes to financial statements.

GENERAL INSTRUMENT (PUERTO RICO), INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
TEN-MONTH PERIOD ENDED DECEMBER 31, 1994

A. DESCRIPTION OF THE PLAN

   1. General - The General Instrument (Puerto Rico), Inc. Savings Plan (the "Plan"), was established and effective, March 1,
      1994, and is an employee contributory program to encourage long-term savings by eligible employees of General Instrument
      (Puerto Rico), Inc. (the "Company") through a systematic program of salary deductions. The Company is a subsidiary of General Instrument Corporation, a holding company whose stock is traded on the New York Stock Exchange. The employee may elect to have compensation reduced by, and authorize the Company to contribute to the Plan on his or her behalf, a Matched Participant Contribution of 1%, 2%, 3%, 4%, 5% or 6% of compensation for each payroll period. Compensation represents the participant's base salary or wages, without reduction for his or her Matched or Unmatched Participant Contributions to the Plan and Section 165(e) of the Puerto Rico Income Tax Act of 1954, as amended ("PRITA"), contributions, and excluding any other form of additional compensation such as overtime pay, commissions, bonuses or incentive compensation. Each Plan year, the Company will contribute to the Plan, on behalf of the employee, a Matching Employer Contribution equal to 50% of the employee's Matched Participant Contribution (see Note A.6.).
      In addition, an employee who has elected a Matched Participant Contribution rate of 6% may elect to further reduce compensation, and authorize the Company to contribute to the Plan on his or her behalf, an Unmatched Participant
      Contribution of 1%, 2%, 3% or 4% of the employee's compensation for each payroll period. The contribution limitation for employee Matched and Unmatched Participant Contributions is $7,000 less any elective contributions under another defined benefit plan or defined contribution plan excluded from the participant's gross income.

      An employee may also contribute to the Plan a Rollover Amount provided the Administrative Committee of the Plan is satisfied that the amount to be rolled over to the Plan constitutes a Rollover Amount under PRITA. Such contributions are classified as "other" in the statement of changes in net assets available for benefits.

      PRITA requires that the Plan provisions do not discriminate in favor of highly compensated employees. In order to determine whether the Plan discriminates in such a manner, contribution levels are reviewed using the Actual Deferral Percentage ("ADP") test. To comply with such 1994 requirements, the Company has elected to fund a Qualified Non-Elective Contribution to the Plan in the amount of $18,045 which must be received by the Plan no later than December 31, 1995. Such amount has been recorded as an unallocated contribution receivable at December 31, 1994 and will be directed to the investment funds upon receipt.

   2. Eligibility - All persons employed by the Company (including officers and directors who are employees) became eligible to participate in the Plan as of March 1, 1994 or at any time thereafter without satisfying any minimum period of qualifying employment. All persons hired by the Company after March 1, 1994 became eligible to participate in the Plan on the date of hire.

   3. Vesting - A participant's interest in his or her participant Contributions Account and any Rollover Contribution Account (including all earnings on contributions to such accounts) are immediately and fully vested at all times and not subject to forfeiture. A participant's interest in his or her Employer Contributions Account (including all earnings on such account) will be 50% vested upon commencing employment, 75% vested upon completing one year of employment, and 100% vested upon completing two years of employment. Such years of employment need not be consecutive.

      Notwithstanding the foregoing, a participant becomes fully vested in his or her Employer Contributions Account upon the earlier of: (i) obtaining normal retirement date; (ii) total disability or (iii) termination of employment by way of death.

   4. Conditions of Distribution and Withdrawal - Distributions under the Plan may be made upon a participant's death, total disability, retirement or other termination of employment.

      Prior to termination of employment, the participant may make withdrawals from his or her accounts pursuant to the following:

      (i)     All or any portion of the balance in the Rollover
         Contribution Account including investment income thereon.

      (ii) All or any portion of the Matched Contribution Account, the Unmatched Contribution Account, the Rollover
         Contribution Account, and the vested portion of the Employer Contribution Account, upon attaining age 59-1/2.

      (iii) All or any portion of the Employer Contribution Account, the Matched Contribution account excluding any income or gain thereon, and the Unmatched Contribution Account excluding any income or gain thereon, for reasons of hardship subject to certain restrictions as defined in the Plan document.

      Except in the case of a financial hardship, withdrawals prior to termination of employment are subject to the following conditions: (i) no more than one request for a withdrawal may be made during any six-month period; and (ii) a participant's Matched and Unmatched Contributions and Employer Matching Contributions shall be suspended for a period of six months following receipt of the withdrawal.

      Upon withdrawal from the Plan or after termination of employment, the non-vested portion of a participant's account will be forfeited. The forfeiture may be used to reduce future employer contributions.

   5. Loans - A participant is eligible to receive loans under the Plan without a required period of prior participation in the Plan. A participant may not have more than one loan from the Plan outstanding at any one time. A separate loan fund has been established to account for loans made from each specified fund. As periodic principal and interest payments become due, they are reallocated back to the specific funds from which the loan was borrowed. However, no loans were issued by the Plan during the ten-month period ended December 31, 1994.

      The amount of a loan may not exceed the following amount:

      (i) The lesser of 50% of the vested value of the participant's accounts or $50,000.

      (ii) Notwithstanding anything in (i) to the contrary, no loan shall be made in a principal amount of less than $1,000 and the principal amount must be in increments of $100.

      Interest is paid on the outstanding principal amount of each loan at a fixed per annum rate equal to the prime lending rate as published in the Wall Street Journal on the last business day of each month plus 1-1/2%. This rate applies during the full term of the loan and is not modified. Interest paid by a participant is credited to his or her applicable account.

      The term of the loan is fixed by the Administrative Committee at the time the loan is made and may not be extended. All loans are for a minimum term of one year and are in one year increments. Any loan which is to be used to acquire a dwelling unit which within a reasonable time is to be used as the principal residence of the borrowing participant (a "residence loan") must be repaid within the earlier of fifteen years or disposition of such principal residence. Any other loan will be treated as a "non-residence loan" and must be repaid within a maximum of five years. A participant may repay all (but not part) of any loan at any time without penalty by payment of the outstanding principal amount thereof, plus unpaid accrued interest to the date of repayment.

      Regardless of its original maturity, the outstanding principal amount of any loan and accrued interest thereon becomes immediately due and payable sixty days following the date a participant's employment with the Company terminates for any reason whatsoever.

      A loan, including interest thereon, is repaid by payroll deductions under a fixed schedule which provides for interest and amortization of principal in substantially level payments over the term of the loan. As collateral for repayment of each loan made to participant, such participant pledges the assets of his or her Plan accounts.

   6. Investment Funds - Banco Santander is the "Trustee" of the
      Plan.  Vanguard Fiduciary Trust Company ("Vanguard") is the
      "Investment Manager" and recordkeeper of the Plan.

      All Matching Employer Contributions and earnings thereon are invested solely in The General Instrument Corporation Common Stock Fund. The General Instrument Corporation Common Stock Fund is also an investment option for participants. A participant may elect to invest all Participant Contributions or Rollover Amounts in one or any combination of the funds described below, in whole multiples of 5% of the aggregate amount of such contributions. A participant may elect to transfer once each day all or any part of the aggregate value in his or her accounts or his or her interest in one or more investment fund or funds subject to rules restricting transfers related to the Vanguard Investment Contract Trust. A description of the funds are as follows:

         General Instrument Corporation Common Stock Fund - Consists principally of General Instrument Corporation common stock (4,043 shares held at December 31, 1994) and temporary cash investments.

         Vanguard Investment Contract Trust (Common Collective Trust)
         - Consisting of one or more guaranteed investment contracts issued by insurance companies and banks.

         Vanguard Wellington Fund (Registered Investment Company) - Consisting of a portfolio of approximately 63% in common stocks and 37% in fixed income securities (including corporate and government bonds and money market instruments).

         Vanguard Index 500 Portfolio (Registered Investment Company)
         - Consisting of a portfolio of the five-hundred stocks in the Standard & Poor's 500 Composite Stock Price Index, each individual stock being weighted relative to its total market value and parallel to its representation in the Index.

         VMMR Federal Portfolio (Registered Investment Company) -
         Consisting of a portfolio of securities issued by the U.S. Treasury and agencies of the U.S. Government with maturities of one year or less.

         VFISF GNMA Portfolio (Registered Investment Company) - Consisting of a portfolio of fixed income securities guaranteed by the U.S. Government and approximately 97% of which is normally invested in Government National Mortgage Association ("GNMA") certificates, the balance being invested in temporary cash investments.

         STAR Fund (Registered Investment Company) - Comprised of investments in seven Vanguard equity funds and three Vanguard fixed income funds. At December 31, 1994 the percentage of STAR fund investments in equity and fixed income funds was 62% and 38%, respectively.

         World Fund - U.S. Growth Portfolio (Registered Investment Company) - Consisting of a portfolio of United States corporations' common stock.

         World Fund - International Growth Portfolio (Registered
         Investment Company) - Consisting of a portfolio of equity securities of corporations located outside the United
         States.

   7. Income Tax Status - The Plan has been established and operated to comply with Section 3165, Subchapter 9, Title 13 of the Laws of the Commonwealth of Puerto Rico and the regulations thereunder and to be exempt from tax under Section 165 of PRITA. The Company has applied for a determination letter from the Treasury Department of Puerto Rico. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of PRITA. Therefore, no provision for income taxes is included in the Plan's financial statements.

   8. Plan Termination - While the Company has not expressed any intent to terminate the Plan, it may do so at anytime.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   1. Investments - Investments are stated at fair or market values. The market value of General Instrument Corporation common stock is based on the closing price as quoted on the New York Stock Exchange. The investments in units of the Vanguard funds are valued at the redemption prices established by the Investment Manager, based upon its determination of the market value of the underlying investments.

   2. Administrative Expenses - The Plan provides that all expenses shall be paid by the Plan unless the Company, at its sole discretion, elects to pay such expenses without reimbursement.

   3. Other - All security transactions are recorded on a trade date basis. Net gains and losses on the disposal of investments in each fund are computed using the average cost method based on the beginning market value as carried forward from the end of the prior plan year. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

   4. Benefit Claims - As prescribed by the American Institute of Certified Public Accountant's Audit and Accounting Guide, "Audits of Employee Benefit Plans," benefits payments are recognized as reductions of Plan assets upon disbursement.

C. INVESTMENTS

   Investments held by the Trustee and Investment Manager at December 31, 1994 were as follows:


          Name of            Number                            Fair
        Issuer and             of     Historical    Fair      Value
      Title of Issues        Units       Cost       Value    Per Unit
- ---------------------------  -------  ----------   --------  --------
General Instrument
Corporation
  Common Stock Fund            3,132    $119,098   $123,322    $39.37
Vanguard:
  Investment Contract Trust   28,388      28,388     28,388      1.00
  Wellington Fund              4,119      81,638     79,862     19.39
  Index 500 Portfolio          1,295      56,005     55,636     42.97
  VMMR Federal Portfolio       9,791       9,791      9,791      1.00
  VFISF GNMA Portfolio         2,335      22,716     22,365      9.58
  STAR Fund                    1,756      23,116     22,131     12.60
  U.S. Growth Portfolio          839      12,665     12,869     15.33
  International Growth
  Portfolio                    1,686      23,459     22,647     13.43

                              * * * * * *

                        SUPPLEMENTAL SCHEDULES


      GENERAL INSTRUMENT (PUERTO RICO), INC. SAVINGS PLAN

   ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
   AS OF DECEMBER 31, 1994
                                       Description
          Name of Issuer                    of            Number of                   Current
        and Title of Issue              Investment          Units         Cost         Value
- ------------------------------     ---------------------  ----------  -----------   -----------
General Instrument Corporation     Common Stock and
  Common Stock Fund                  Temporary Cash
                                     Investments               3,132     $119,098     $ 123,322
Vanguard:
  Investment Contract Trust        Common/Collective
                                     Trust                    28,388       28,388        28,388

  Wellington Fund                  Shares of Registered
                                     Investment Company        4,119       81,638        79,862

  Index 500 Portfolio              Shares of Registered
                                     Investment Company        1,295       56,005        55,636

  VMMR Federal Portfolio           Shares of Registered
                                     Investment Company        9,791        9,791         9,791

  VFISF GNMA Portfolio             Shares of Registered
                                     Investment Company        2,335       22,716        22,365

  STAR Fund                        Shares of Registered
                                     Investment Company        1,756       23,116        22,131

  U.S. Growth Portfolio            Shares of Registered
                                     Investment Company          839       12,665        12,869

  International Growth             Shares of Registered
    Portfolio                        Investment Company        1,686       23,459        22,647
                                                                        ----------    ---------
TOTAL ASSETS HELD
  FOR INVESTMENT
  PURPOSES                                                               $376,876     $ 377,011
                                                                        ==========    ==========

GENERAL INSTRUMENT (PUERTO RICO), INC. SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
TEN MONTH PERIOD ENDED DECEMBER 31, 1994


                                 Number      Purchase      Number
                                   of        Price or        of      Selling    Realized
           Investment           Purchases  Contribution    Sales      Price   Gain (Loss)
- ------------------------------  ---------  ------------   -------    -------  -----------
General Instrument Corporation
  Common Stock Fund                10           $120,978     6         $1,986     $   106

Vanguard:
  Investment Contract Trust        18             29,141     4            753           -

  Wellington Fund                  13             84,889     6          3,278          27

  Index 500 Portfolio              14             56,417     3            422          10

  VMMR Federal Portfolio           20             11,427     5          1,636           -

  VFISF GNMA Portfolio             22             24,175     5          1,452          (7)

  STAR Fund                        11             23,306     3            193           3

  U.S. Growth Portfolio            10             14,783     4          2,201          83

  International Growth
  Portfolio                        11             23,573     3            115           1

                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                            General Instrument (Puerto Rico), Inc. Savings Plan
                            ---------------------------------------------------



Date:   June 29, 1995       /s/ Susan M. Meyer
      ------------------    -------------------------------------------
                            Susan M. Meyer
                            Member of the General Instrument Corporation
                            Employee Benefits Administrative Committee